Mail Stop 4561

November 9, 2006

Via U.S. Mail and Fax (407) 251-8455
Mr. Malcolm J. Wright
Chief Executive Officer and Chief Financial Officer
American Leisure Holdings, Inc.
2460 Sand Lake Road
Orlando, FL 32809

        RE: **American Leisure Holdings, Inc.**
                   Form 10-KSB for the fiscal year ended December 31, 2005
                   Filed March 31, 2006
                   File No. 333-48312

Dear Mr. Wright:

        We have reviewed your response letter dated October 18, 2006 and have the following additional comments. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2005

General

1.   We note that the you made significant revisions to your financial statements in response to our comments including, amounts reported in current and long-term assets, current and long-term liabilities, cash provided by operating activities, cash provided by financing activities, as well as a significant number of revisions to the notes in your financial statements. Accordingly, please revise to label your financial statements as restated with the appropriate footnote disclosures and have

your auditors revise their audit report. Refer to AU Sections 530 and 561 as it relates to the revised audit report.

Consolidated Statements of Operations, page F-3

2.   We read your response to comment 4. Since sales of undeveloped land does not represent a component of your ongoing major or central operations, as described in your business discussion on pages 6 – 27, please revise your financial statements to reclassify gains or losses on the sale of undeveloped land as a component of non-operating income (loss) or further explain to us why your current presentation as a component of total revenue is appropriate.

Consolidated Statements of Cash Flows, page F-4

3.   Please explain to us your basis for presenting cash outflows related to capitalized real estate development and carrying costs associated with your development of the resort at Tierra Del Sol and other projects where you plan to sell individual units or time shares as part of your operations as investing cash flows rather than operating cash flows.

4.   We note from your response to comment 11 that you reflect your cost of land sold as a reduction to capitalized real estate development and carrying costs. Please revise your statement of cash flows to present the proceeds from the sale of undeveloped land as a component of cash flows from investing activities and the corresponding gain on the sale of undeveloped land as a reconciling item in arriving at cash flows from operating activities.

5.   Please provide us with your analysis of interest incurred during the year, both capitalized and expensed, along with the amounts paid during the year and unpaid as of December 31, 2005 and 2004. Please show us how these amounts reconcile with the amounts reported in your financial statements and notes as interest expense, interest capitalized, interest paid and unpaid interest.

Note 1 – The Company

Principles of Consolidation, page F-6

6.   Related to prior comment 9, please expand your disclosure in this footnote, or under an appropriate heading in Note 2, to clarify how you account for TraveLeaders.

Note 2 – Summary of Significant Accounting Policies

Land Held for Development, page F-9

7.   We have reviewed your response to prior comment 10. Please describe the types of capitalized direct and indirect cost, including allocated overhead.

Resort Unit Pre-Sales, page F-12

8.   We note from your response to comment 16 that you do not believe that marketing costs are within the scope of SOP 93-7 since they are not advertising costs. Please explain to us the types of marketing activities performed by Xpress, Ltd. and how you evaluated paragraphs 6-9 and 22-24 in reaching the conclusion that such costs and activities are not within the scope of SOP 93-7. In your response, please also tell us the principal differences between the activities performed by Xpress, Ltd. related to the sales fees earned and marketing fees earned. Finally, please tell us how you account for marketing fees and the amount of marketing fees capitalized as of December 31, 2005 and 2004.

Note 4 – Acquisitions, page F-14

9.   We read your response to comments 9 and 17. We note that you acquired substantially all of the assets of Around the World Travel, Inc. ("AWT") and that AWT will continue to manage the business acquired under a management agreement entered into in connection with the acquisition. Your response to comment 9 suggests that you did not acquire a business but rather acquired certain assets, the most significant being the TraveLeaders brand name, and are entitled to a fee from AWT in exchange for their use of the brand name. Please reconcile these statements and further explain to us the nature of the business you acquired from AWT and how this acquisition meets the definition of a business following the guidance in EITF 98-3. If you have determined that this acquisition meets the definition of a business following the guidance in EITF 98-3, please explain to us why you have not consolidated the operations of this business in your financial statements.

10.   If, in response to our comment above, you have reached the conclusion that this asset acquisition does not represent a business, please tell us your basis in accounting for recognizing goodwill associated with this acquisition.

11.   We note from your response to comment 17 that you attribute the residual value to the TraveLeader brand name which generates revenues through your agreement with AWT. This brand name appears to meet the criteria in paragraph 39 for recognition as an identifiable intangible asset apart from goodwill. Notwithstanding our comments above, please tell us how you considered the guidance in paragraph 39 and Appendix A of SFAS 141 in performing your purchase price allocation and why you have not recorded any value associated

with the brand name in light of the fact that you "attribute the residual value to the TraveLeader brand name."

12.   Please tell us the agreement that transfers the risk of loss from operating the TraveLeaders business from you to AWT.

13.   Please tell us where you reflect the income from AWT, and the amount of such income, in connection with their use of the TraveLeaders brand name in your consolidated statements of operations.

14.   We note from your response to comment 17 that you previously wrote-off your investment in the preferred stock of AWT in 2004. Please tell us the amount of the write-off and where such amount is reflected in your consolidated financial statements.

15.   We note from your response to comment 18 that your reporting unit for purposes of goodwill impairment testing is at the Travel segment level. Please tell us how you evaluated each of the criteria in paragraph 17 of SFAS 131 in reaching the conclusion that Hickory and the entity which holds the TraveLeaders assets have similar economic characteristics. For instance, based on your response to comment 9 we understand that you do not actually operate the TraveLeaders assets and that you only receive a fee from AWT for using the TraveLeaders brand name similar to that of a franchisor. Please advise.

16.   Your response to comment 18 and revised disclosure on page F-10 indicates that you concluded that there were no events or changes in circumstances that would indicate impairment in your recorded goodwill. This conclusion is based on the criteria in paragraph 28 of SFAS 142 in determining whether to test goodwill for impairment between the annual testing date. Please tell us how you will perform, and the results of, your impairment testing or tell us how you considered each of the criteria in paragraph 27 of SFAS 142 in order to carry forward the fair value from 2004.

Note 8 – Investment in Senior Secured Notes, page F-18

17.   We have reviewed your response to comment 21 and the related revisions to your disclosure. Please clarify, whether interest accrues on the CNG Note and what the payment terms of such interest are. Also, clarify how you have recorded the transaction (i.e. an asset for $5 million and a liability for $5 million).

18.   Please revise your disclosure to clarify whether or not you have recorded any impairment on your investment in the Notes, given their default status. In this regard, please explain how you evaluated this investment for impairment as of December 31, 2005, in light of the fact that you already acquired substantially all of the assets which secure this note from AWT. Please also revise to disclose the change in ownership of the assets which secured this note.

19.   Please tell us who you acquired the notes receivable from, explain to us why CNG Hotels would be willing to limit your liability under the CNG Note and the business purpose for the transaction where you assumed both the CNG Note and senior secured notes receivable paper. Please advise us whether the counterparty to the notes receivable or CNG Hotels is a related party.

Note 10 – Investments, page F-18

20.   We read your revised disclosure in response to our prior comment 13. Please explain to us why you accounted for the sale of AVR in 2004 if the transaction did not close until January 2005.

Note 14 – Stockholders Equity and Redeemable Preferred Stock

Common Stock and Redeemable Preferred Stock, page F-22

21.   We read your revised disclosure in response to comment 25. We note that your disclosure includes a discussion of the treatment for cumulative and unpaid dividends upon redemption. Please clarify how cumulative and unpaid dividends are treated upon conversion.

22.   Please advise us and revise your disclosure to further explain the conversion features associated with your Series B and C Preferred Stock. In this regard, we note that the conversion per share associated with your Series B and C Preferred Stock is subject to change based on the market price of your common stock but your disclosure does not clearly explain how the conversion rate changes. Please also advise us and revise to explain the conversion rights associated with your Series E Preferred Stock.

Warrants, page F-23

23.   We note from your response to comment 26 and revised disclosure on page F-23 that you issued warrants in 2005 to purchase, in the aggregate, 3.5 million shares of common stock. However, throughout this note you only disclose the issuance of warrants to purchase 2.8 million shares of common stock. Please revise to include the disclosures referred to in our prior comment 26 for all warrants granted during the year. In addition, we note that you authorized the issuance of warrants to Mr. Wright to purchase 2.0 million shares of common stock. Please revise to disclose whether these warrants were actually issued to Mr. Wright, as indicated for all other issuances during the year.

24.   Your response to comment 26 indicates that certain warrants were issued in connection with obtaining financing and that you recorded the fair value of such warrants as deferred financing costs. Please tell us which warrants were issued in

connection with obtaining financing and why you did not account for the issuance of these warrants in accordance with APB 14.

25.   As a result of the conversion features associated with your convertible preferred stock, it appears that you would be unable to conclude that you have sufficient authorized and unissued shares outstanding to settle any contracts that are within the scope of EITF 00-19 and that are to be settled in shares, including all of your outstanding warrants disclosed here that are subject to EITF 00-19. Please tell us how you considered paragraph 19 of EITF 00-19 in determining the appropriate classification of your warrants.

Note 17 – Commitments and Contingencies, page F-25

26.   Your revised disclosure states that "AWT pays American Leisure 90% of earnings before interest, depreciation, and taxes as calculated under accounting principles generally accepted in the United States of America". However, EBITDA (and variations on it) is a non-GAAP measure. Please remove the reference to GAAP in this part of your disclosure.

Note 20 – Operating Segments, page F-28

27.   We note that you evaluate the performance of your operating segments based on income before net interest expense, income taxes, depreciation and amortization, accounting changes and non-recurring items. However, we also note that your reported segment income (loss) includes these items and is reported at the net income (loss) level. Please revise or advise. Refer to paragraph 32 of SFAS 131 for the reconciliation disclosure requirements.

Form 10-QSB for the period ended June 30, 2006

Note E – Related Party Transactions, page 9

28.   We read your response to comment 31 and reissue our prior comment in its entirety. Please clarify the components of your gain on sale including the components of the total purchase price and carrying amount of your investment in CLM. In addition, please clarify how your basis in CLM, disclosed in response to comment 30, reconciles to the disclosure on page 27, which states that your total investment in CLM was $5.7 million.

29.   Please revise your financial statements to record the sale of CLM during the period in which the transaction closed, which we understand was August 2006, or further explain to us why it is appropriate to recognize the sale as of June 30, 2006 when you did not actually close on the sale until August 2006. In your response, please tell us how you will consider the guidance in paragraphs 41 – 44 and 46 in determining the appropriate classification of the financial position and results of operations of CLM during the period ended September 30, 2006 and

your revised financial statements for the period ended June 30, 2006. Refer also to the required disclosures in paragraph 47 of SFAS 144.

Please respond to the comments included in this letter within ten business days. If you have any questions, you may contact William Demarest at (202) 551-3432 or me at (202) 551-3431.

Sincerely,

Joshua S. Forgione
Assistant Chief Accountant